UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

March 17, 2017

(Date of Report (Date of earliest event reported))

XY – the Findables Company

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1133 Columbia Street #205

San Diego, California 92101

(Full mailing address of principal executive offices)

(619) 431-1567

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1 Fundamental Changes

On March 13, 2017, XY – the Findables Company (the “Company”) entered into a Transfer Agent and Registrar Agreement (the “Agreement”) with VStock Transfer, LLC (“VStock Transfer”) . Pursuant to the Agreement, VStock Transfer will replace FundAmerica Stock Transfer, LLC as (1) the Company’s transfer agent for the issuance, transfer and registration of shares of the Company’s common and preferred stock (the “Securities”) and (2) the official registrar of the Securities.

A copy of the Agreement is attached hereto as Exhibit 6.1 and is hereby incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE FINDABLES COMPANY

By:	/s/ Arie Trouw
Arie Trouw, Chief Executive Officer

Dated: March 17, 2017

EXHIBIT INDEX

Exhibit No.	Description

6.1†	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC

†	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.